FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2006

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

Marunouchi Building

4-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-6330

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Press release, Announcement on official agreement for group restructuring, which was filed with the Tokyo Stock Exchange on January 5, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

Date: January 5, 2006	By:	/s/ NORIAKI YAMAGUCHI
	Name:	Noriaki Yamaguchi
	Title:	Executive Vice President and CFO

January 5, 2006

FOR IMMEDIATE RELEASE

KONAMI CORPORATION

Kagemasa Kozuki

Chairman of the Board and CEO

Ticker 9766 at TSE1

Konami Sports Life Corporation

Fumiaki Tanaka

Chairman of the Board

Konami Sports Corporation

Toshimitsu Oishi

Representative Director and President

Ticker 4643 at TSE1

Announcement of official agreement for group restructuring (merger between subsidiaries, share exchange with subsidiary)

and shift to holding company structure by company separation

KONAMI CORPORATION (hereafter referred as “Konami”), Konami Sports Life Corporation (hereafter referred as “Konami Sports Life”) and Konami Sports Corporation (hereafter referred as “Konami Sports”) hereby announce that their respective Boards of Directors’ officially decided through resolutions at meetings held today, January 5, 2006, to sign a merger agreement and a share exchange agreement and to prepare separation planning documents following the basic agreement concluded on November 7, 2005.

This group restructuring is conditioned on the approval of the related proposal above at the extraordinary shareholders’ meeting to be held on January 26, 2006.

I     Group restructuring and shift to holding company structure

The merger of Konami Sports Life and Konami Sports (hereafter referred as “this merger”) will be by absorption in which Konami Sports will be the surviving company and Konami Sports Life will be the dissolved company.

The execution of share exchange (hereafter referred as “this share exchange”) between Konami and Konami Sports, in which Konami will become the complete parent company and Konami Sports will become the wholly owned subsidiary, is conditioned on the effectiveness of this merger. After this share exchange, Konami Sports will change its name to Konami Sports & Life Corporation (hereafter referred as “Konami Sports & Life”).

Konami will execute a company separation, in which a newly established wholly owned subsidiary, Konami Digital Entertainment Co., Ltd. (hereafter referred as “Konami Digital Entertainment”) will succeed to Konami’s digital entertainment business and Konami will shift to a holding company structure.

II. Summary of group restructuring and shifting to a holding company structure

(1) Outline of company separation

1. Summary of company separation

Digital Entertainment Business of Konami will be separated from Konami in the process of shifting to a holding company structure.

2. Schedule of separation (planned)

January 5, 2006	Boards of Directors’ meeting for preparation of separation planning documents

January 26, 2006	Extraordinary shareholders’ meetings for approval of separation planning documents

March 31, 2006	Date of separation

3. Method of separation

The method to be used is a company separation, with Konami as the separating company and the newly established Konami Digital Entertainment as the succeeding company.

4. Number of shares to be allotted with respect to the company separation

Konami Digital Entertainment will allot to Konami all 520,000 shares of its newly issued common stock.

5. Cash paid due to separation

Cash will not to be paid for this separation.

6. Rights and duties to which the newly established company will succeed

Rights and duties to which the newly established company will succeed will be based on all outstanding debts and credits, labor contracts and the other rights and duties in connection with the Digital Entertainment Business of Konami, unless otherwise specified in the separation planning documents.

7. Expectation for fulfillment of obligations

a.	Konami (separating company)

The amount of assets will be larger than the amount of liabilities after the separation, and no changes are expected in Konami’s business activities which will affect Konami’s ability to fulfill its obligations.

b.	Konami Digital Entertainment (succeeding company)

The amount of assets will be larger than the amount of liabilities after the separation, and no changes are expected in Konami Digital Entertainment’s business activities which will affect Konami Digital Entertainment’s ability to fulfill its obligations.

8. The amount of capital decrease, and cancellation of stock for separating company

None.

9. Newly appointed board of directors

a.	Directors

Fumiaki Tanaka, Akira Tamai, Notsu Naoyuki

b.	Corporate Auditor

Nagahiro Morimoto, Noboru Onuma, Yasumasa Iwagaki

10.	Contents of company separation

a	Business to be separated

Digital Entertainment Business of Konami

b	Sales, Operating Income and Ordinary Income of separated business for the six months ended September 30, 2005

	Sales	Operating Income	Ordinary Income
Digital Entertainment business	50,523 Million yen	11,561 Million yen	11,236 Million yen

c	Assets and Liabilities of separated business segment as of October 1, 2005

Assets		Liabilities
Items	Book Value	Items	Book Value
Current Assets	50,412 million yen	Current Liabilities	20,157 million yen
Non Current Assets	22,531 million yen	Non Current Liabilities	786 million yen
Total Assets	72,943 million yen	Total Liabilities	20,943 million yen

(2) Outline of the merger

1. Schedule of merger (planned)

January 5, 2006	Board of Director’s meeting to sign the merger agreement / Date of execution of the merger agreement

January 26, 2006	Extraordinary shareholders’ meeting for approval of the merger agreement

February 28, 2006	Date of merger and registration

2. Method of merger

Konami Sports will be the surviving company and Konami Sports Life will subsequently be dissolved.

3. Merger ratio

a. Share allotment ratio

3.99 shares of Konami Sports will be allotted to 1 share of Konami Sports Life.

b. Basis for the determination of merger ratio

The calculation of the merger ratio was conducted by Nikko Cordial Securities Inc., (“Nikko”) independently and reasonably based on each subject company’s request.

Nikko calculated the range of the merger ratio through a total consideration of the results of its analysis, using an adjusted net asset method for Konami Sports Life and the market share price method and the DCF method (Discounted Cash Flow method) for Konami Sports.

The merger ratio was agreed after consideration and negotiation between the subject companies based on the above evaluations.

However, this merger ratio may be changed after discussions between the subject companies in the event material changes in the basis of calculation occur.

c. Number of shares to be allotted with respect to the merger

As a substitute for issuing new shares, Konami Sports will allot 15,760,500 shares of its common stock held as treasury stock, which includes 15,457,741 shares that will be succeeded from Konami Sports Life, to Konami as a shareholder of Konami Sports Life.

d. Cash paid due to merger

Cash will not to be paid for this merger.

(3) Outline of share exchange

1. Share exchange schedule (planned)

January 5, 2006	Board of Director’s meetings to sign the share exchange agreement / Date of execution of the share exchange agreement

January 26, 2006	Extraordinary Shareholders’ meetings for approval of the share exchange agreement

February 23, 2006	Date of delisting of Konami Sports

March 1, 2006	Date of share exchange

April 20, 2006	Date of grant of share certificates

2. Share exchange ratio

a. Share allotment ratio

0.79 shares of Konami will be allotted to 1 share of Konami Sports. However, there will be no share allotment for Konami Sports’ shares that will be allotted to Konami upon the merger between Konami Sports and Konami Sports Life.

b. Basis of calculation of share exchange ratio

The calculation of share exchange ratio was conducted by Nikko independently and reasonably based on each subject company’s request.

Nikko calculated the range of the share exchange ratio through a total consideration of the results of its analysis, using the market share price method and the DCF method for both Konami Corporation and Konami Sports.

The share exchange ratio was agreed after consideration and negotiation between the subject companies based on the above evaluations.

However, this share exchange ratio may be changed after discussions between the subject companies in the event material changes in the basis of calculation occur.

c. Number of shares to be allotted with respect to the share exchange

Konami will allot a total of 9,898,911 shares of its common stock, including 4,024,078 shares of newly issued shares and 5,874,833 shares held as treasury stock.

d. Cash paid due to share exchange

Cash will not to be paid for share exchange

e. Change of registered name

After the share exchange has been executed, Konami Sports will change its registered name to Konami Sports & Life Corporation on March 31, 2006.

III Outline concerning company

(1)	Registered name	KONAMI CORPORATION As of September 30, 2005	Konami Sports Corporation As of September 30, 2005	Konami Sports Life Corporation As of September 30, 2005	Konami Digital Entertainment Co., Ltd Establishing on March 31, 2006

(2)	Main business	Planning, production, and distribution of online games, computer & video games, card games, toy contents for amusement facilities, contents for mobile phone, music and image software.	Operating fitness clubs, swimming schools, gymnastic schools and other related business.	Developing, manufacturing and sales of fitness and care support machines and fitness and care support goods.	Planning, production, and distribution of online games, computer & video games, amusement machines, toys, card games, contents for mobile phone, music, image software, books, and magazines.

(3)	Date of incorporation	March 19, 1973	March 14, 1973	December 16, 1975	March 31, 2006 (planned)

(4)	Head office location	2-4-1, Marunouchi, Chiyoda-ku, Tokyo	4-10-1, Higashi-shinagawa, Shinagawa-ku, Tokyo	4-10-27, Higashi-shinagawa, Shinagawa-ku, Tokyo	6-10-1, Roppongi, Minatoku-ku, Tokyo

(5)	Representative	Kagemasa Kozuki, Chairman of the Board and CEO	Toshimitsu Oishi, Representative Director and President	Fumiaki Tanaka, Chairman of the Board	Fumiaki Tanaka, Representative Director and President

(6)	Capital	47,399 million yen	5,040 million yen	15,050 million yen	26,000 million yen

(7)	Total number of shares issued	139,531,708 shares	28,290,768 shares	3,950,000 shares	520,000 shares

(8)	Shareholders’ Equity	149,486 million yen	11,368 million yen	30,630 million yen	52,000 million yen

(9)	Total assets	203,217 million yen	48,719 million yen	32,329 million yen	72,943 million yen

(10)	Financial year end	March 31	March 31	March 31	March 31

(11)	Number of employees	1,960 employees	1,507 employees	80 employees	2,100 employees (approximate)

(12)	Major venders and customers	(Suppliers) Sony Computer Entertainment Inc. Nintendo Co., Ltd. (Purchasers) Konami Digital Entertainment, Inc.	(Suppliers) Konami Sports Life Corporation DESENTE, LTD. (Purchasers) Individual member, Corporate member	(Suppliers) Konami Corporation Japan Beverage Inc. (Purchasers) Konami Sports Corporation	(Suppliers) Sony Computer Entertainment Inc. Nintendo Co., Ltd. (Purchasers) Konami Digital Entertainment, Inc.

(13)	Major shareholder’s and shareholding ratios	Kozuki Holding B.V. 9.69%	Konami Sports Life Corporation 54.64%	KONAMI CORPORATION 100.00%	KONAMI CORPORATION 100.00%
		Kozuki Foundation For Sports and Education 9.69%	Konami Sports Corporation 14.70%
		The Master Trust Bank of Japan, Ltd. 7.46%	Japan Trustee Bank of Japan, Ltd. 1.81%
		Japan Trustee Bank of Japan, Ltd. 7.46%	Konami Sports Employee Stock Purchase Association 1.43%
KONAMI CORPORATION 6.61%

(14)	Main banks	Sumitomo Mitsui Banking Corporation	Bank of Tokyo-Mitsubishi UFJ, Ltd.	Sumitomo Mitsui Banking Corporation	Sumitomo Mitsui Banking Corporation

(15) Relationships among the companies concerned:

Capital	Konami owns 100% of the issued shares of Konami Sports Life. Konami Sports Life owns 54.64% of the issued shares of Konami Sports.

Personnel

The chairman of the board of Konami Sports also serves as director of Konami.

The chairman of the board of Konami Sports Life also serves as executive corporate officer of Konami and director of Konami Sports.

The president of Konami Sports also serves as President of Konami Sports Life.

Transactions	Konami Sports Life consigns the production of fitness machines to Konami. Konami Sports purchases fitness machines and health related goods from Konami Sports Life.

(16) Results for the last three fiscal years

(1) KONAMI CORPORATION

	(Unit: million yen)
	Non-consolidated					Consolidated
Fiscal Year	March 31, 2003	March 31, 2004	March 31, 2005	September 30, 2005		March 31, 2003	March 31, 2004	March 31, 2005	September 30, 2005
Net sales	130,186	146,654	134,117	51,016		253,657	273,412	260,691	111,870
Operating income	11,577	13,303	4,261	5,179		(21,870)	40,713	28,136	7,462
Ordinary income	13,068	16,910	13,447	9,408		(22,096)	40,107	27,442	14,335
Net income	(11,284)	10,381	12,794	11,197		(28,519)	20,104	10,486	6,964
Net income per share	(92.82)	83.71	105.33	85.93		(234.58)	166.86	87.41	53.45
Annual divided per share	54.00	54.00	54.00	27.00 (interim	)	—	—	—	—
Shareholders’ equity per share	872.38	894.08	931.24	1,147.20		750.35	847.66	885.97	1,027.32

(2) Konami Sports Corporation

	(Unit: million yen)
	Non-consolidated					Consolidated
Fiscal Year	March 31, 2003	March 31, 2004	March 31, 2005	September 30, 2005		March 31, 2003	March 31, 2004	March 31, 2005	September 30, 2005
Net sales	66,682	76,486	77,380	39,946		75,149	77,511	78,026	40,115
Operating Income	2,944	5,023	4,412	963		3,220	5,063	4,451	960
Ordinary income	2,791	4,738	3,965	833		3,002	4,771	4,003	827
Net income	950	1,157	1,204	301		933	1,155	1,216	291
Net income per share	34.67	43.81	48.08	12.50		34.05	43.71	48.59	12.07
Annual dividend per share	45.60	30.00	30.00	15.00 (interim	)	—	—	—	—
Shareholders’ equity per share	572.44	545.43	473.20	471.12		578.43	551.92	480.59	478.08

(3) Konami Sports Life Corporation

	(Unit: million yen)
	Non-consolidated
Fiscal Year	March 31, 2003	March 31, 2004	March 31, 2005	September 30, 2005
Net sales	14,135	7,222	5,043	2,158
Operating income	585	(157)	(705)	(42)
Ordinary income	475	425	(242)	190
Net income	239	223	(253)	152
Net income per share	101.24	56.60	(64.09)	38.45
Annual dividend per share	—	—	—	—
Shareholders’ equity per share	7,723.64	7,780.25	7,716.16	7,754.60

Note: There are no consolidated financial statements for Konami Sports Life Corporation

IV     Corporate profiles after shifting to holding company structure (planned)

(1) KONAMI CORPORATION

i	Main Business

Planning and execution of management strategies to improve the corporate value and shareholders’ value of the entire group, as well as the management of business execution within each subsidiaries.

ii	Head office location

2-4-1, Marunouchi, Chiyoda-ku, Tokyo, Japan

iii	Directors and Corporate Auditors

	Chairman of the Board and CEO	Kagemasa Kozuki

	Representative Director	Kagehiko Kozuki

	Representative Director and CFO	Noriaki Yamaguchi

	Director and CHO	Kimihiko Higashio

	Director	Tsutomu Takeda

	Director	Tomokazu Godai
(Present Representative Director of Maya Tec Co., Ltd)

	Director	Hiroyuki Mizuo
(Present Director of Research Institute of Kochi University of Technology)

	Director	Akira Gemma
(Present Senior Advisor, Shiseido Co., Ltd)

	Corporate Auditor	Noboru Onuma
(Former Director, Sumitomo Mitsui Banking Corporation)

	Corporate Auditor	Tetsuro Yamamoto
(Former Director, Bank of Tokyo-Mitsubishi, Ltd.)

	Corporate Auditor	Minoru Nagaoka
(Present President, Capital Markets Research Institute)

	Corporate Auditor	Masataka Imaizumi
(Present Chairman, Police Association)

iv	Capital	47,399 million yen

v	Total Number of shared issued	139,531,708 shares

vi	Total Assets	195,285 million yen

vii	Stock Holders Equity	155,114 million yen

viii	Fiscal Accounting Period	March 31

ix	Number of employees	40 (approximate)

(2) Konami Digital Entertainment Co., Ltd

i	Main Business

Planning, production, manufacturing and distribution of online games, computer & video games, amusement machines, toys, card games, contents for mobile phone, music, image software, books, and magazines.

ii	Head office location

6-10-1, Roppongi, Minato-ku, Tokyo, Japan

iii	Directors and Corporate Auditors

	Representative Directors	Fumiaki Tanaka
(Present Executive Corporate Officer of Konami)

	Director	Akira Tamai
(Present Corporate Officer of Konami)

	Director	Naoyuki Notsu
(Present Corporate Officer of Konami)

	Corporate Auditor	Nagahiro Morimoto
(Present Corporate Auditor of Konami Sports Life)

	Corporate Auditor	Noboru Onuma
(Present Corporate Auditor of Konami)

	Corporate Auditor	Yasumasa Iwagaki
(Present Corporate Auditor of Konami Real Estate, Inc.)

iv	Capital	26,000 million yen

v	Total Number of shared issued	520,000 shares

vi	Total Assets	72,943 million yen

vii	Stock Holders Equity	52,000 million yen

viii	Fiscal Accounting Period	March 31

ix	Number of employees	2,100 (approximate)

(3) Konami Sports & Life Corporation (Present Konami Sports Corporation)(planned)

i	Main Business

Operating and management of sports clubs.

Development, manufacturing and sales of health and care support machines, goods to support health and to provide health service with prevention and care

ii	Head office location

4-10-1, Higashi-Shinagawa, Shinagawa-ku, Tokyo, Japan

iii	Capital	5,040 million yen

iv	Total Number of shared issued	28,290,768 shares

v	Total Assets	50,454 million yen

vi	Stock Holders Equity	12,550 million yen

vii	Fiscal Accounting Period	March 31

viii	Number of employees	1,587 (approximate)

V     Schedule

The holding company structure will take effect on March 31, 2006, following the resolution at the Boards of Directors’ meeting approving the final contracts and preparation of separation planning documents on today, January 5, 2006, and approval resolution of extraordinary shareholders’ meetings of each company will be held on January 26, 2006 approving the transaction.

VI     Future forecast after shifting to holding company structure

Forecasts for non-consolidated and consolidated operating results after company separation, merger and share exchange will be released as soon as they are determined.

Contact us

KONAMI CORPORATION	Konami Sports Corporation Konami Sports Life Corporation
Chiaki Nakajima General Manager of Public Relations Department 03-4332-0573	Yuri Matsumoto General Manager of Public Relations Department 03-6688-0573

Reference material

[Structure now]

[Structure after shifting to holding company]